Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands International Inc.

    MARKHAM, ON, Jan. 17 /CNW/ - As reported in the Globe and Mail today and previously disclosed by CoolBrands International Inc. ("CoolBrands") (TSX:
COB.A), CoolBrands confirms that it is exploring the possibility of the sale of certain of its ice cream assets. These efforts have led to discussions with certain potential buyers of some of these assets, including its Eskimo Pie and
Chipwich brands, and certain assets relating to CoolBrands' food service business, although there is no assurance as to the timing of any particular transaction or whether any transaction will be completed at all.

    About CoolBrands International: CoolBrands International Inc. is focused on marketing and selling a broad range of ice creams, frozen snacks and fresh yogurt products under nationally and internationally recognized brand names.
For more information about CoolBrands, visit www.coolbrandsinc.com.

    Forward Looking Statements:

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 13:03e 17-JAN-07